RadioShack Corporation
300 RadioShack Circle
MS CF3-103
Fort Worth, TX 76102
(817) 415-3748

January 7, 2011

VIA EDGAR
VIA FEDEX AND FAX TO 703-813-6980

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	RadioShack Corporation
Form 10-K for the period ended December 31, 2009
Filed February 22, 2010
Definitive Proxy Statement on Schedule 14A Filed April 16, 2010
Form 10-Q for the period ended June 30, 2010
Filed July 29, 2010
File No. 001-05571

Dear Mr. Owings:

RadioShack Corporation (the “Company”) is pleased to respond to the comments of the staff of the Securities and Exchange Commission (the "Commission") concerning the above referenced Form 10-K, Definitive Proxy Statement on Schedule 14A, and Form 10-Q as set forth in your letter dated November 8, 2010.  For convenience, the staff’s numbered comments are shown below in italicized text, followed by the Company’s responses.

In certain responses, the Company may agree to supplement the disclosures in our future filings.  Such agreements to change the Company’s disclosure practices in the future should not be taken as an admission that prior disclosures were deficient.

Form 10-K for period ended December 31, 2009

Item 6. Selected Financial Data, page 20

1.
We note your response and the proposed revision relating to comment three of our letter dated September 15, 2010 regarding the inclusion of former Sprint-branded kiosks in your comparable store sales for RadioShack branded company-operated stores located in the same shopping mall.  However, we remain unclear from your response if the prior year sales for the former Sprint-branded kiosks are also included in your calculation of the change in comparable sales for the related RadioShack branded company operated stores.  Please revise your proposed disclosure to clarify the handling of prior year sales of the kiosks and advise us.

 Mr. H. Christopher Owings
Securities and Exchange Commission
January 7, 2011

Response

As stated in our previous response, all Sprint-branded kiosks were closed in August 2009 and were not included in our comparable store sales calculations in subsequent periods. To further clarify, no sales generated from these locations while they were operated as Sprint-branded kiosks were included in any calculation of comparable store sales subsequent to their closure. We will update this disclosure in our next Annual Report on Form 10-K to be substantially as follows:

Following their closure as Sprint-branded kiosks in August 2009, certain former Sprint-branded kiosk locations became multiple wireless carrier RadioShack-branded locations. At December 31, 2010, we managed and reported XX of these locations as extensions of existing RadioShack company-operated stores located in the same shopping malls. For purposes of calculating our comparable store sales, we include sales from these locations for periods after they became extensions of existing RadioShack company-operated stores, but we do not include sales from these locations for periods while they were operated as Sprint-branded kiosks.

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 55

2.
We note your response to prior comment seven in our letter dated September 15, 2010.  Notwithstanding your explanation that you are unable to earn an upfront commission or recurring residual income without selling a wireless handset to a customer, we remain unclear about the appropriateness of their presentation within product revenues.  In order for investors to better understand the appropriateness of your presentation, tell us and disclose in detail their revenue earnings processes and the type of services you provide with respect to upfront commissions and recurring residual income.   We may have further comment.

Response

The following is a description of the revenue earnings process for a typical wireless handset sale.

•	A RadioShack team member assists our customer with selecting a wireless handset and wireless service plan
•	Our team member accesses the wireless service provider’s internet portal to activate our customer on the wireless service plan
•	Our team member keys the sale of the wireless handset into our point of sale register
•	The revenue earnings process is complete

Generally, the process described above takes from 5-30 minutes. A wireless service provider pays us an upfront commission for activating the customer on the service provider’s wireless service network. We have contracted with certain wireless service providers to receive smaller upfront commission payments in exchange for receiving recurring residual payments. Without taking any additional actions after the wireless handset sale, we receive recurring residual payments related to the customer until the earlier of: (1) the date the customer cancels its service with the wireless service provider, or (2) the last day of an agreed-upon number of months after the wireless handset sale.

 Mr. H. Christopher Owings
Securities and Exchange Commission
January 7, 2011

Because our revenue earnings process is complete when we deliver a wireless handset to our customer, and the only “service” provided by RadioShack is the customary retail sales-type service described above, all amounts we earn from the transaction should be presented as product revenues. We believe the disclosures describing our revenue recognition policy in Note 2 – Summary of Significant Accounting Policies to our Consolidated Financial Statements, and in our critical accounting policies and estimates discussion in the MD&A included in our most recent Annual Report on Form 10-K, are appropriate.

3.
We note your response to prior comment eight in our letter dated September 15, 2010.  Please explain to us in detail and disclose under what specific conditions and circumstances you would record the handset subsidies as a reduction of cost of products sold rather than as a reduction of revenues.

Response

When the Company receives handset subsidies we determine the appropriate accounting for these subsidies in accordance with ASC 605-50-45. This guidance requires that we determine whether the subsidy meets all of the following conditions:

•	The incentive can be tendered by a customer at any reseller in partial payment of the price charged by the reseller for the vendor's product.
•	The reseller receives a direct reimbursement from the vendor (or a clearinghouse authorized by the vendor) based on the face amount of the incentive.
•
The terms of the reimbursement to the reseller for the vendor's sales incentive offered to the customer must not be influenced by or negotiated in conjunction with any other incentive arrangements between the vendor and the reseller but, rather, must be determined only by the terms of the incentive offered to customers.

•	The reseller is subject to an agency relationship with the vendor, whether expressed or implied, in the sales incentive transaction between the vendor and the customer.

If the subsidy meets all of the above conditions, then we record the subsidy as revenue. If the subsidy fails to meet one or more of the above conditions, then we record the subsidy as a reduction of cost of products sold. When we record these subsidies as a reduction of cost of products sold, it is usually because we had negotiated a subsidy specific to RadioShack for a limited period of time. We believe this policy is appropriately disclosed in our vendor allowance policy described in Note 2 – Summary of Significant Accounting Policies to our Consolidated Financial Statements contained in our most recent Annual Report on Form 10-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Consolidated Financial Statements (Unaudited)

Notes to Consolidated Financial Statements (Unaudited)

 Mr. H. Christopher Owings
Securities and Exchange Commission
January 7, 2011

Note 3 – Stockholders’ Equity, page 7
Accelerated Share Repurchase Program

4.
We note your disclosure that the ASR program is accounted for as an initial treasury stock transaction and a forward stock purchase contract.  We also note that you recorded the contract within equity with a fair value of zero at the effective date.  Please explain to us and disclose in further detail how the program works and its significant terms.  Provide us a comprehensive analysis to explain why the contract is not considered a derivative liability.  Support your accounting with the relevant authoritative accounting literature you relied upon in your response.

Response

On August 24, 2010, RadioShack initiated a three-step accelerated share repurchase program with two investment banks to repurchase $300 million worth of our common shares.

In step 1, RadioShack paid $300 million to the investment banks in exchange for a number of initial shares based on an initial price set pursuant to the agreements that was the closing price of RadioShack stock on Monday, August 23, 2010, less a discount. Pursuant to the agreements, the number of initial shares received from the investment banks was reduced by 30%, subject to the settlement procedure in step 3. The number of initial shares received was 11,669,343.

In step 2, the investment banks purchased shares in the open market.  The amount of time it took them to purchase the shares was at the investment banks’ discretion as long as it was completed no sooner than one month (based on estimated Rule 10b-18 volume thresholds) and no later than three months after the inception of the agreements.

In step 3, the parties settled with each other. The total number of shares delivered to RadioShack was calculated as the purchase price of $300 million divided by the final price, which was the average of the Rule 10b-18 dollar volume weighted average prices of RadioShack stock for all of the trading days minus agreed discounts.  The number of shares to be delivered at settlement was the total number of shares to be delivered based on the final price, minus the number of initial shares delivered to RadioShack at the inception of the agreements.

Because the settlement number of shares was greater than zero, the investment banks were obligated to deliver additional shares to RadioShack. If the settlement number of shares had been less than zero, RadioShack, at its election, would have been obligated to either deliver shares to the investment banks or make cash payments to them in amounts equal to the settlement number of shares multiplied by a contractual weighted average settlement valuation price.

The ASR agreements were not considered derivative liabilities because they met the scope exception for this accounting contained in ASC 815-10-15-74. Per ASC 815-10-15-74: A reporting entity shall not consider a contract that is to be issued or held to be a derivative instrument if it is both (1) indexed to the company’s own stock and (2) classified in stockholders’ equity in the company’s statement of financial position.

We applied ASC 815-40-15-7 to the ASR agreements to determine whether they were indexed to our own common shares. We noted in this analysis that these agreements did not contain any contingent exercise provisions, and that the settlement amounts were based only on the fair value of our common shares and the fixed amounts of the ASR payments.

 Mr. H. Christopher Owings
Securities and Exchange Commission
January 7, 2011

To determine whether the ASR agreements should be classified in stockholders’ equity, we analyzed the contracts under ASC Topic 480, “Distinguishing Liabilities from Equity”, and ASC Topic 815-40, “Derivative Contracts in Entity’s Own Equity.” After applying this accounting guidance to the agreements, we concluded that they should be initially classified in stockholders’ equity.

We believe that our disclosures related to the ASR agreements in our September 30, 2010, Quarterly Report on Form 10-Q accurately reflect the economics of the transaction and are appropriate.

Note 8 – Wireless Service Provider Settlement Agreement, page 10

5.	We have addressed each of your questions below.

We note your response to comment 16 in our letter dated September 15, 2010 relating to the reason why none of the residual revenue for eight future quarters is being deferred into future periods.  You state that all of the revenue was earned on or prior to June 30, 2010.  In order for us to better understand your accounting, please tell us and disclose if the settlement amount related to future residual revenues would be subject to further adjustments such as charge-backs and other conditions etc.

Response

The provisions of the settlement agreement are not subject to any further adjustment. The recurring residual payments that we will not receive in the future as a result of this settlement would all have been related to a pool of customers that we had activated on the wireless service provider’s network on or before June 30, 2010. Under the terms of our wireless reseller agreement, we had no further performance obligations with respect to this residual income, and the terms of the settlement agreement did not create any new performance obligations for us. Therefore, the concession of non-guaranteed future residual income did not result in deferral of revenue to future periods.

In addition, you state that you recorded the entire settlement within net sales revenues rather than other income because the upfront commission and the recurring residual income had been consistently recorded within net sales revenues.  However, we remain unclear about the appropriateness of the presentation of the entire amount within net sales revenues as the amount includes several elements including the settlements of disputes for activations, concessions of residual revenue payments for eight quarters beginning July 1, 2010 and negotiations of a new provider agreement etc.

Response

The disputes that were settled related to certain compensation provisions of our wireless reseller agreement, including those relating to recurring residual payments, which we record as revenue. The settlement resulted in the collection of amounts due to RadioShack under these compensation provisions for wireless handset sales occurring on or before June 30, 2010. While we did agree to enter into good faith negotiations with the wireless service provider with respect to certain provisions of the agreement regarding our compensation, the terms of the settlement agreement were not contingent on the execution of a new wireless reseller agreement or an amendment to the existing one. Because we received payment only for our normal revenue producing activities, no aspect of the settlement agreement should be characterized as other income.

 Mr. H. Christopher Owings
Securities and Exchange Commission
January 7, 2011

Please advise us the prior financial reporting periods the settlement agreement covers for activation disputes and further explain your basis to support your presentation.

Response

The settlement agreement covered all periods prior to June 30, 2010, and related primarily to wireless handsets sold during the third and fourth quarters of 2009 and the first and second quarters of 2010. For each of these reporting periods, management recorded revenue based on our historical chargeback and revenue realization rates, as described in our revenue recognition policy in Note 2 – Summary of Significant Accounting Policies to our Consolidated Financial Statements, and in our critical accounting policies and estimates discussion in the MD&A included in our most recent Annual Report on Form 10-K.

Proxy Statement on Schedule 14A filed April 16, 2010

6.	Please confirm that you will include the disclosure that you provide in response to prior comments 10-14 in future filings.

Response

The Company will include disclosures in its future filings that are comparable to those provided in its responses to prior comments 10-14.

As noted above, to assist the staff with its review we will separately deliver a copy of this letter to you and members of your staff by overnight mail and fax.  If you have any questions or would like to discuss these issues further, please contact me at the above number.

Sincerely,

/s/  James F. Gooch
James F. Gooch
Executive Vice President and Chief Financial Officer

cc:        Christopher Chase
Andrew Mew